Filed by Allied Waste Industries, Inc. Pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company:
Allied Waste Industries, Inc.
(Commission File No. 001-14705)

Contact:	James P. Zeumer Senior Vice President, Public Affairs, Communications and Investor Relations 480-627-2785
ALLIED WASTE COMMENTS ON ANNOUNCEMENT BY REPUBLIC SERVICES BOARD
PHOENIX, July 18, 2008 — Allied Waste Industries, Inc. (NYSE: AW) today provided the following statement regarding the determination by the Board of Directors of Republic Services, Inc. (NYSE: RSG) that the Waste Management Inc. proposal announced on July 14 does not constitute, and could not reasonably be expected to lead to, a transaction that is more favorable to Republic stockholders than the definitive merger agreement in place between Republic and Allied:
“We are pleased that the Board of Directors of Republic Services has reaffirmed its commitment to the pending Allied-Republic merger, recognizing that it represents the best opportunity to create significant long-term value for our respective shareholders.
“Allied and Republic share a common vision and our combined resources will create a formidable competitor to Waste Management in the waste and environmental services industry. Together, we will have a strong national footprint, a higher revenue growth profile and significantly higher operating margins than Waste Management. Our combined company will possess an investment grade balance sheet, and the transaction will provide a cash yield to both sets of shareholders.
“Allied is also gratified that Republic’s Board, in evaluating Waste Management’s proposal, recognized the extraordinary execution risks inherent to it. A hypothetical Waste Management-Republic combination would encounter more and greater objections from federal and state regulators than our pending transaction. Waste Management’s and Republic’s operations substantially overlap. This overlap significantly exceeds that of Allied’s and Republic’s operations, making the competitive issues of the hypothetical Waste Management transaction larger, more numerous and more difficult to remedy. Regulators also could question whether the massive piecemeal dismemberment of Republic would be an acceptable remedy under the circumstances, and the process of identifying and evaluating any potential remedies would be protracted and complex. There could be no assurance of an acceptable outcome by ‘early 2009’ — the date Waste Management claimed their proposed transaction could close — if at all.
“Finally, Waste Management’s proposal lacked a financing commitment and was further burdened by a closing condition regarding the maintenance of that company’s investment grade status, which Moody’s subsequently indicated it would be unlikely to achieve.
“We look forward to working together with Republic’s management to complete this transaction according to the schedule we have outlined. In a joint effort, we have invested considerable time and resources in analyzing, planning, and achieving material progress in working with federal regulators. We are now on the threshold of the next phase of the Hart Scott Rodino regulatory review with an expectation of achieving regulatory clearance within 45-60 days and completing the merger by the fourth quarter of 2008. In addition, we expect to file our joint proxy statement promptly.”

About Allied Waste Industries, Inc.
Allied Waste is America’s second largest non-hazardous solid waste services company and an environmental leader. Headquartered in Phoenix, AZ, Allied Waste provides waste collection, transfer, recycling and disposal services to millions of residential, commercial and industrial customers in over 100 major markets spanning 38 states and Puerto Rico. Allied’s team of more than 22,000 dedicated employees operates within a highly efficient, integrated organization that generated 2007 revenue of $6.1 billion.
Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Republic and Allied. In connection with the proposed transaction, Republic plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Republic and Allied plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Republic and Allied. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.
Participants in Solicitation
Republic, Allied and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Republic’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 2, 2008, and information regarding Allied’s directors and executive officers is available in Allied’s Annual Report on Form 10-K, for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008 and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 10, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
Information Regarding Forward-Looking Statements
Certain statements and information included herein constitute forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by words such as will, expects, intends, and similar words. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks, uncertainties, and other factors that may cause actual results to differ materially from expectations expressed in such forward-looking statements, many of which are beyond the control of Republic or Allied. Such risks, uncertainties and other factors include: regulatory and litigation matters and risks, legislative developments, changes in tax and other laws, the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction, risks that the combined company may not achieve anticipated synergies, risks that the acquisition may not be accretive to earnings in the anticipated time frame, or at all, risks that the combined company may not generate expected cash flows, as well as risks relating to the business and operations of both Republic and Allied included in their respective filings with the Securities and Exchange Commission. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the parties hereto undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.
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